Exhibit 4.47
ADDENDUM NO. 1
to an Agreement dated as of 31st March 2016
(the "TMS Agreement")
between
Ocean Rig UDW Inc. of Cayman Islands ("OCR")
and
TMS Offshore Services Ltd. of Marshall Islands ("TMS")
(collectively referred to as "Parties", and individually as "Party")

WHEREAS pursuant to the terms of the TMS Agreement, OCR and its relevant subsidiaries would enter into one or more management agreements with TMS for the provision of certain management services associated with the management of its drilling units.
WHEREAS the Parties hereto wish to amend certain terms of the TMS Agreement with any necessary management or other agreements to be entered into by OCR and/or any of its subsidiaries and TMS as required from time to time
NOW THEREFORE for various considerations, receipt and sufficiency thereof being hereby expressly acknowledged by each of the Parties hereto, the Parties do mutually agree as follows:
1.	With effect as of the Effective Date, the main terms of the TMS Agreement are hereby amended as follows:
a.	The existing monthly fee of USD835,000 to be replaced by an annual fee of USD15,500,000 payable monthly;
b.	The performance fee of up to USD10,000,000 per annum to be provided in stock or cash at the discretion of the Board of Directors of the Company. Such fee for the year 2016 to be USD7,000,000;
c.	The insurance to be payable on a gross basis;
d.	An additional service of executive management and accounting to be also included;
e.	The escalation due to the inflation of currency to be reviewed annually;
f.	The termination fee to be reduced annually by USD15,000,000, starting in 2018, but in any given time shall not be lower than USD30,000,000;
g.	The offshore personnel fee to be reduced to USD35.00 per day per person;
h.	The catering fee to be reduced to USD50.00 per day per person;
i.	The standard change of control provisions to apply; and
j.	The financing fee to be increased to 50bps.
2.	The Effective Date of this Addendum is as of 1St January 2017 (the "Effective Date").
3.	This Agreement shall be governed and construed in accordance with English Law and any disputes arising hereunder shall be referred to arbitration in London, UK under the LMAA Rules.

4.	All other terms and conditions of the Agreement, save those amended above, shall remain unaltered and in full force and effect.
IN WITNESS WHEREOF the Parties hereto have duly executed and delivered this Addendum in two (2) originals this 16th day of January 2017.

/s/ Dimitrios Koukoulas Mr. Dimitrios Koukoulas Executive Vice President of Ocean Rig UDW Inc.	Dr. Adriano Cefai Director MARE SERVICES LTD 5/1 Merchants Street Valletta 1171 /s/ Adriano Cefai Dr. Adriano Cefai Director of Mare Services Limited Sole Director of TMS Offshore Services Ltd.